Confidential Treatment of Portions of this Letter Has Been Requested by Bank of America Corporation Pursuant to 17 C.F.R. § 200.83. Brackets denote such omissions.

August 19, 2011

Ms. Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bank of America Corporation (the Corporation)
Form 10-K for the fiscal year ended December 31, 2010 Filed February 25, 2011 File No. 001-6523 Form 10-Q for the quarterly period ended March 31, 2011 Filed May 5, 2011 Form 8-K filed July 19, 2011

Dear Ms. Hayes:

We have received and reviewed your letter dated August 2, 2011. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff’s comments. Our responses are intended to address the comments and questions raised by the Staff. We would be pleased to continue to work with the Staff in resolving any matter requiring further attention.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors

Adverse changes to our credit ratings from the major credit ratings agencies could have a material adverse effect on our liquidity, cash flows, competitive position…page 8

1.	We note your response to prior comment one of our letter dated June 6, 2011. Your risk factor discussion should include the details necessary for an investor to understand the risk and potential consequences rather than cross reference various discussions in your filing. Please expand future risk factor disclosure to quantify likely losses and additional collateral requirements given a one notch and two notch downgrade.

Response:	In response to the Staff’s comment, we included the following qualitative disclosure concerning the risks and potential consequences associated with a potential adverse change in the Corporation’s credit ratings in the Risk Factors section of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, filed on August 4, 2011 (the Second Quarter 2011 Form 10-Q):

Liquidity Risk

Adverse changes to our credit ratings from the major credit ratings agencies could have a material adverse effect on our liquidity, cash flows, competitive position, financial condition and results of operations by significantly limiting our access to the funding or capital markets, increasing our borrowing costs, or triggering additional collateral or funding requirements.

Our borrowing costs and ability to obtain funding are directly impacted by our credit ratings. In addition, credit ratings may be important to customers or counterparties when we compete in certain markets and when we seek to engage in certain transactions, including OTC derivatives. Credit ratings and outlooks are opinions on our creditworthiness and that of our obligations or securities, including long-term debt, short-term borrowings, preferred stock and other securities, including asset-backed and mortgage-backed securities. Our credit ratings are subject to ongoing review by the rating agencies and thus may change from time to time based on a number of factors, including our own financial strength and operations, as well as factors not under our control, such as rating agency specific criteria or frameworks for our industry or certain security types, which are subject to revision from time to time, and conditions affecting the financial services industry generally. There can be no assurance that we will maintain our current credit ratings.

On June 2, 2011, Moody’s placed our ratings on review for possible downgrade from negative outlook due to its view that the current level of U.S. government support incorporated into our ratings may no longer be appropriate. The ratings agencies have indicated that, as a systemically important financial institution, our credit ratings currently reflect their expectation that, if necessary, we would receive significant support from the U.S. government. All three ratings agencies have indicated they will reevaluate, and could reduce the uplift they include in our ratings for government support, for reasons arising from financial services regulatory reform proposals or legislation.

Currently, our long-term senior debt ratings and outlooks expressed by the ratings agencies are as follows: A2 (review for possible downgrade) by Moody’s; A (negative) by S&P; and A+ (Rating Watch Negative) by Fitch. A reduction in certain of our credit ratings would likely have a material adverse effect on our liquidity, access to credit markets, the related cost of funds, our businesses and on certain trading revenues, particularly in those businesses where counterparty creditworthiness is critical. If our short-term credit ratings, or those of our bank or broker-dealer subsidiaries, were downgraded by one or more levels, the potential loss of short-term funding sources such as commercial paper or repo financing, and the effect on our incremental cost of funds would be material. While certain potential impacts of a downgrade are contractual and quantifiable, the full scope of consequences to a credit rating downgrade is inherently uncertain, as it depends upon numerous dynamic, complex and inter-related factors and assumptions, including whether any downgrade of our long-term credit ratings precipitates downgrades to our short-term credit ratings, and assumptions about the behavior of various customers, investors and counterparties, whose responses to a downgrade are unknown and not reasonably knowable in advance.

For additional information about our credit ratings and their potential effects to our liquidity, see Liquidity Risk – Credit Ratings in the MD&A on page 74 and Note 4 – Derivatives to the Consolidated Financial Statements.

The Corporation also provided quantitative disclosure regarding additional collateral and termination payments required under certain over-the-counter (OTC) derivative contracts and other trading agreements as a result of a one- and two-level downgrade of the long-term credit rating of the Corporation and its subsidiaries by all ratings agencies in Note 4 – Derivatives to the Corporation’s Consolidated Financial Statements in the Second Quarter 2011 Form 10-Q, along with a cross reference in the Risk Factor disclosure.

For the reasons identified in the existing Risk Factor disclosure and discussed further below, we do not believe that providing additional quantitative disclosure regarding other potential consequences of an adverse change in the Corporation’s credit ratings, if any, is feasible. The full scope of consequences to a credit ratings downgrade is inherently uncertain, as it depends upon numerous dynamic, complex and inter-related factors and assumptions, including assumptions about the behavior of various customers, investors and counterparties whose responses to a downgrade are unknown and not reasonably determinable in advance.

Consistent with the requirements of Securities Exchange Act Rule 12b-21, the Corporation has disclosed such information as it is known or reasonably able to obtain regarding these matters, and the Corporation provided a statement in the Risk Factors section of the Second Quarter 2011 Form 10-Q set forth above that additional information with respect to the responses of various customers, investors and counterparties is unknown and not reasonably knowable in advance. Finally, the Corporation has chosen to include the quantitative disclosure regarding additional collateral and termination payments required under certain OTC derivative contracts and other trading agreements as a result of a one- and two-level downgrade of the long-term credit rating of the Corporation and its subsidiaries by all ratings agencies in the footnotes to the Consolidated Financial Statements rather than in the Risk Factor disclosure because, in the Corporation’s view, to provide this disclosure in the Risk Factors section would vest in these numbers undue prominence relative to other risks applicable to the Corporation that are disclosed in the Risk Factor section, and would risk creating an unbalanced presentation in light of the other consequences that cannot yet be quantified or described accurately in such a Risk Factor at this time. The Corporation will continue to provide in its periodic reports such disclosure regarding the consequences associated with an adverse change in its long-term credit ratings as is known by the Corporation or the Corporation is reasonably able to determine given the available information.

Mortgage and Housing Market-Related Risk, page 9

2.	In response to comment three of our letter dated June 6, 2011 you have stated that you cannot calculate the maximum funding obligation attributable to rapid amortization because a home equity borrower has the ability to pay down and redraw balances but that undrawn available credit was $639 million at December 31, 2010. It would appear that $639 million could be drawn and repaid multiple times and the amounts repaid would be distributed to the holders of the trust certificates. Please provide further explanation as to your belief that risk factor disclosure is not warranted or provide draft disclosure to be included in future filings.

Response:	As disclosed in the Second Quarter 2011 Form 10-Q, the Corporation evaluates each of the securitizations that have entered into rapid amortization for potential losses due to non-recoverable advances by estimating the amount and timing of future losses on the underlying loans, the excess spread available to cover such losses and potential cash flow shortfalls during rapid amortization. This evaluation also includes the number of loans still in revolving status, the amount of available credit and when those loans will lose revolving status. At June 30, 2011, the reserve for losses on expected future draw obligations on the home equity loan securitizations in rapid amortization for which the Corporation has a subordinated funding obligation was $107 million compared to $131 million at December 31, 2010.

The charges that will ultimately be recorded as a result of rapid amortization events in large part depend on the undrawn available credit on the home equity lines. The undrawn available credit on the home equity loans declined 12% to $564 million at June 30, 2011 compared to $639 million at December 31, 2010. This amount continues to decline based on, among other things, the Corporation’s home equity line management initiatives which seek to reduce or eliminate the amount of available credit based on increases in customer risk profiles. The charges that will be recorded as a result of rapid amortization events also depend on the performance of the home equity loans, the amount of subsequent draws and the timing of related cash flows.

The Corporation believes its predictive models, utilizing its historical experience while considering current developments, including customer behavior and projections of future defaults, subsequent draws and the timing of related cash flows, as well as certain other assumptions regarding economic conditions, home prices and other matters, allow it to reasonably estimate the reserve for losses on expected future draw obligations on the home equity loan securitizations in rapid amortization. For the past four quarters, the Corporation has observed that losses on draw obligations averaged approximately $4.7 million per month, with the most recent two quarters averaging $5 million to $6 million per month. The Corporation expects these losses to decline over time. In addition, the Corporation has forecasted aggregate losses of $107 million on expected future draw obligations on the home equity loan securitizations in rapid amortization through 2017, which is when it expects to no longer have any further subordinate funding obligation on these loans.

As a result, the Corporation continues to believe possible losses due to the rapid amortization of home equity securitization trusts do not represent a significant risk to its business, operations or financial condition, and accordingly that this matter does not warrant Risk Factor disclosure.

3.	We note your response to comment four of our letter dated June 6, 2011. However, we disagree with your belief that the agreements were made in the ordinary course of business. Therefore, we believe they should be filed pursuant to Item 601(b) (10) of Regulation S-K.

Response:	The Corporation continues to believe that neither the December 31, 2010 agreement with Fannie Mae (FNMA Agreement) nor the December 31, 2010 agreement with Freddie Mac (FHLMC Agreement) is a material contract required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K. The Corporation respectfully disagrees with the Staff’s assertion that the FNMA Agreement and the FHLMC Agreement were entered into other than in the ordinary course of the Corporation’s business.

Over the past decade, we and legacy Countrywide sold over $2 trillion of loans to Fannie Mae and Freddie Mac (the GSEs). Those sales were made in the ordinary course of business. In connection with those sales, we or our subsidiaries or legacy companies made various contractual representations and warranties. The GSEs have routinely alleged that in certain cases the Corporation has breached those representations and warranties. As a result of those alleged breaches, the GSEs have made requests to repurchase mortgage loans or to otherwise make whole or provide other remedies to the GSEs (collectively, repurchases). At June 30, 2011, there were outstanding repurchase claims of $5.1 billion from the GSEs.

We have an established history of working with the GSEs on repurchase claims, including through bulk settlement. In 2008, 2009 and 2010, we received $2.9 billion, $6.4 billion and $13.6 billion, respectively, in repurchase claims from the GSEs and resolved $1.6 billion, $4.5 billion and $9.1 billion, respectively, of repurchase claims (excluding claims settled through the FNMA Agreement and the FHLMC Agreement). Additionally, we currently employ 900 associates in the Consumer

Real Estate Services segment that focus on resolving residential mortgage repurchase claims. The resolution of repurchase claims stemming from alleged breaches of those representations and warranties is a continuous and ordinary course process in the Corporation’s business, although repurchase claims remain at historically elevated levels.

We have contested, and will continue to contest, any request for repurchase when we conclude that a valid basis for repurchase does not exist. Nevertheless, we have also reached, and may continue to reach, bulk settlements, or agreements for bulk settlements, with the GSEs in the ordinary course, in lieu of a loan-by-loan review process, in an effort to resolve legacy-mortgage related issues. For instance, prior to entering into the FNMA Agreement, the Corporation entered into bulk settlements with FNMA to resolve repurchase claims in August 2006, December 2007 and June 2008. In addition, from time to time, we have entered into bulk settlements with various other counterparties in the ordinary course of business.

The FNMA Agreement and the FHLMC Agreement were continuations of the historical process of resolving repurchase claims. For instance, the FNMA Agreement substantially resolved the existing pipeline of repurchase and make-whole claims outstanding as of September 20, 2010 related to loans sold directly by legacy Countrywide to Fannie Mae. The FNMA Agreement merely resolved an aggregated set of claims that we otherwise would have resolved on an individual basis in the ordinary course of business. The FHLMC Agreement extinguished all outstanding and potential mortgage repurchase and make-whole claims arising out of any alleged breaches of selling representations and warranties related to loans sold directly by legacy Countrywide to Freddie Mac through 2008, subject to certain exceptions. The FHLMC Agreement also represented a settlement in the ordinary course of business for similar reasons.

Since the signing of the FNMA Agreement and the FHLMC Agreement, we have continued to receive repurchase claims from the GSEs and have continued to resolve these claims through repurchase, rescission or make whole payment. In the six months ended June 30, 2011, we received $7.6 billion and resolved $5.4 billion in GSE repurchase claims.

While the FNMA Agreement and the FHLMC Agreement resolved a significant portion of the repurchase claims from the GSEs, contained provisions tailored to the specifics of the repurchase claims at issue, and involved a substantial payment by the Corporation, the FNMA Agreement and the FHLMC Agreement were but one component of our ongoing resolution of repurchase claims with the GSEs and other counterparties in the ordinary course of business. We expect to continue to resolve GSE repurchase requests, and may reach additional bulk settlements with the GSEs on terms determined to be advantageous to the Corporation. We therefore continue to believe that the FNMA Agreement and the FHLMC Agreement were entered into in the ordinary course of the Corporation’s business.

Government measures to regulate the financial industry, including the Financial Reform Act either individually, in combination or in the aggregate, could require us to change certain of our business practices…, page 14

4.	We note your response to comment five of our letter dated June 6, 2011 and continue to believe the requested additional disclosure will assist investors in assessing the risk and potential consequences. Therefore, our comment is reissued. Please expand the risk factor discussion to discuss the expected effects of the regulatory changes or the significance of the effected activities to your operations.

Response:	In future Form 10-K filings and, to the extent Risk Factors disclosure is appropriate for Form 10-Q filings, in future Form 10-Q filings, we will include in the Risk Factor disclosure concerning the potential impact of the most significant aspects of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Financial Reform Act) and similar regulatory matters that affect us to the extent that such impact is determinable and reasonably quantifiable at that time. Many aspects of the ongoing process of financial regulatory reform remain subject to significant interpretation and change by regulatory agencies. In addition, the cumulative impacts of the Financial Reform Act, Basel III capital and liquidity standards and related initiatives on financial institutions are not yet fully known. Finally, in many areas, necessary agency rulemaking pursuant to the Financial Reform Act and similar measures to regulate the financial industry have not yet occurred or have been delayed for a variety of reasons. In light of these various uncertainties and their continuing development, we believe it is not possible to provide meaningful Risk Factor disclosure concerning the effects of regulatory reform changes on our business or results of operations until such effects are determinable and reasonably quantifiable. We will provide Risk Factor disclosure as the rulemaking posture on matters material to our business matures and we are able to determine and reasonably quantify the potential impact of such regulatory activities.

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Highlights

Noninterest Income, page 28

5.	We note your response to comment seven of our letter dated June 6, 2011 and in particular your description of how uncollected fees are accounted for as part of card income and service fees. Please explain, and consider providing an example illustrating, how the reclassification of uncollected fees at the time of charge-off from provision for loan losses to an appropriate revenue line item impacts the rollforward of your allowance for loan losses.

Response:	Our response to comment seven to your letter dated June 6, 2011 was intended to explain our operational process to charge-off uncollectible card income (i.e., interest and fees) and service fees but was insufficiently explained. Our process is consistent with the process described in the Purification and Allowances for Interest and Fees paragraph in Chapter XII of the FDIC Credit Card Activities Manual.

At the end of each quarter, we estimate the uncollectible amount of outstanding card income and service fees receivables and provide for that amount in the allowance for loan losses in accordance with Accounting Standards Codification 450, Contingencies on a pool basis. When a specific receivable is identified for charge-off, the receivables are charged-off directly to its applicable revenue line items in the Consolidated Statement of Income. One of the reasons receivable charge-offs are taken directly against the revenue line item is much of the card income and service fees are charged-off in the same period they are accrued. Therefore, we believe this process results in card income and service fees being presented on a more representative basis (i.e., net of charge-offs) versus the alternative presentation of an intra-period gross up of income and provision for loan losses. Because a portion of the charged-off receivables have been reserved and charge-offs of reserved balances should not result in an earnings impact, another entry is required to reverse the earnings impact of the charge-off entry by debiting the allowance for loan losses and crediting provision for loan losses. While this entry could result in reversing a charge-off that should be affecting earnings, the end of quarter provision to adjust the allowance for loan losses would result in the expense related to the charge-off recorded in the correct period. As a result of utilizing the revenue line items to charge-off the uncollectible card income and service fees, the rollforward of the allowance for loan losses will not be typical as charge-offs of card income and service fees are included, as a credit, in the provision for loan losses line.

Credit Risk Management

Consumer Credit Portfolio - Home Equity, page 75

6.	We note your response to comment 10 of our letter dated June 6, 2011 related to your home equity portfolio. Please respond to the following:

a)	Tell us whether you are contacted by the first-lien holder to discuss modifications to their first-lien under HAMP or another modification program, and how, if at all, this information is incorporated into your allowance methodology;

Response:	For modifications conducted under the Making Home Affordable (MHA) program, which includes HAMP modifications, notification of the modification is provided to us through Lender Processing Services (LPS) which is an industry-wide database that is used for the MHA program. These updates are provided by LPS on a weekly basis. We are typically not contacted by the first-lien holder for non-MHA programs. These notifications are not directly incorporated into our allowance methodology. Our allowance model does utilize refreshed FICO scores to incorporate the risks related to a borrower’s other outstanding debts including their underlying first lien. In addition to our modeled reserves, we hold significant judgmental reserves related to our home equity portfolio to account for the uncertainty associated with the timely identification of credit deterioration in our second-lien loan portfolio positions which are behind first-lien loans, especially if the first lien is delinquent or serviced by others.

b)	Tell us whether the first-lien holder contacts you prior to foreclosure. As part of your response, please tell us whether your second-lien loan is typically shown as current and performing when the first-lien holder files a foreclosure notice, or whether your second-lien loan would typically already be reserved for based on your review and consideration of the credit bureau data.

Response:	We are typically not notified by the first-lien holder prior to foreclosure. If the second-lien loan that we hold is current, we will continue to account for that loan as performing, regardless of the delinquency or pre-foreclosure status of the underlying first-lien loan. If we are contacted by the first-lien holder and agree to settle our second-lien position for a specific dollar amount, we will immediately charge-off the loan to the settlement amount. On page 83 of the Second Quarter 2011 Form 10-Q we disclosed an estimate of current second-lien or more junior-lien loans that were behind a delinquent first-lien loan which provided investors with further detail around this population of loans. As discussed in the previous response above, we appropriately reserve for the inherent risk in this sub-segment of the portfolio through our modeled and judgmental reserves that consider the credit bureau data as discussed in our response to comment 10(a) of your letter dated June 6, 2011.

Trading Risk Management, page 100

7.	We note your response to comment 15 of our letter dated June 6, 2011 related to your VaR disclosures and methodology. Please revise your future filings to include the information in your response in future disclosures. For example, please disclose the historical data period your VaR model utilizes and why you chose this period, the effect that the historical period has on your current VaR numbers and the ramifications if the market suddenly become more volatile and the backtesting procedures performed to validate your model.

Response:	As disclosed in our “Trading Risk Management” discussion on page 113 of the Second Quarter 2011 Form 10-Q, our VaR model uses a historical simulation approach based on three years of historical data and an expected shortfall methodology equivalent to a 99 percent confidence level. Statistically, this means that losses will exceed VaR, on average, one out of every 100 trading days, or two to three times each year. The three years of historical market data through June 30, 2011 includes the stressed fourth quarter of 2008. Recent market volatility has not approached the volatility in the fourth quarter of 2008 and actual losses have therefore not exceeded VaR.

We will update disclosures in future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 (the Third Quarter 2011 Form 10-Q), to address the decision-making process in determining to use the three-year period and the ramifications if the market suddenly becomes more volatile.

In our Second Quarter 2011 Form 10-Q, we disclosed the following information as it relates to our backtesting procedures:

The accuracy of the VaR methodology is reviewed by backtesting (i.e., comparing actual results against expectations derived from historical data) the VaR results against the daily profit and loss. Graphic representation of the backtesting results with additional explanation of backtesting excesses are reported to the GRC. Backtesting excesses occur when trading losses exceed VaR. Senior management reviews and evaluates the results of these tests. In periods of market stress, the GRC members communicate daily to discuss losses and VaR limit excesses. As a result of this process, the lines of business may selectively reduce risk. Where economically feasible, positions are sold or macroeconomic hedges are executed to reduce the exposure.

Additionally, the graph on page 113 of the Second Quarter 2011 Form 10-Q presents the daily trading-related revenue and VaR for the twelve months ended June 30, 2011. Actual losses did not exceed daily trading VaR in the twelve months ended June 30, 2011 or in the twelve months ended June 30, 2010.

In future filings, beginning with the Third Quarter 2011 Form 10-Q, we also will clarify in our Stress Testing discussion that because a VaR model is dependent on a limited backtesting window and actual results can exceed our estimates, we also “stress test” our portfolio.

Item 8, Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Insurance Income and Insurance Expense, page 151

8.	We note your response to comment 21 of our letter dated June 6, 2011 related to your reinsurance agreements with the private mortgage insurers. Please tell us your maximum potential exposure related to these reinsurance agreements and the amount of your reserves you have set aside related to probable losses that may be incurred. We note your response indicates you are required to deposit the ceded premiums into trust accounts held by third parties for the benefit of the private mortgage insurers. Tell us whether you have exposure beyond the mortgage premiums that have been placed into the trust accounts, or that will be placed there, and if so, how much. Additionally, we note that you have commuted six of these reinsurance agreements during 2010. Please tell us whether you continue to enter into these types of arrangements.

Response:	We believe that, under the terms of the reinsurance agreements and Vermont regulatory requirements, our reinsurance subsidiaries, CW Reinsurance Company (CWRe) and Bank of America Reinsurance Corporation (BARC), have no exposure for claims beyond the assets in the trusts held for the benefit of the private mortgage insurers in the trusts, which include initial capital, net written premiums and investment income. While private mortgage insurers may make claims for amounts beyond the assets in the trusts, we believe such claims would be without merit. In addition, the assets in each trust are fully segregated such that assets held in trust pursuant to one reinsurance agreement are not available to pay claims relating to other agreements. As of December 31, 2010, trust assets held for the benefit of the private mortgage insurers totaled approximately $249.3 million and $277.5 million for CWRe and BARC, respectively, and total reserves were approximately $249.3 million and $188.1 million for CWRe and BARC, respectively. At June 30, 2011, trust assets held for the benefit of the private mortgage insurers totaled approximately $133.5 million and $251.9 million for CWRe and BARC, respectively, and total reserves were approximately $133.5 million and $159.4 million for CWRe and BARC, respectively.

In addition to the six reinsurance agreements commuted in 2010 (four by CWRe and two by BARC), BARC entered into a commutation agreement with one mortgage insurer in June 2011. CWRe and BARC will continue to consider further commutations in the ordinary course of business.

Note 9 – Representations and Other Warranties Obligations and Corporate Guarantees, page 183

9.	We note your response to comment 28 of our letter dated June 6, 2011 related to mortgage insurance rescissions. Please respond to the following:

a)	In future filings, please discuss the fact that the mortgage insurers have been rescinding insurance coverage, provide information about the number of claims and related status, including the amount unresolved, and disclose that legitimate mortgage insurance rescissions constitute a valid basis for repurchase under your GSE agreements and certain other limited securitization transactions;

Response:	The following information will be included in Note 9 – Representations and Warranties Obligations and Corporate Guarantees in our future filings beginning with the Third Quarter 2011 Form 10-Q (with the new information underlined):

Outstanding Claims

The table below presents outstanding representations and warranties claims by counterparty and product type at June 30, 2011 and December 31, 2010.

Outstanding Claims by Counterparty and Product Type

(Dollars in millions)	June 30 2011	December 31 2010
By counterparty (2)
GSEs	$5,081	$2,821
Monolines	3,533	4,799
Whole loan and private-label securitization investors and other (1)	2,966	3,067

Total outstanding claims by counterparty	$11,580	$10,687

By product type (2)
Prime loans	$3,421	$2,040
Alt-A	1,938	1,190
Home equity	2,853	3,658
Pay option	2,478	2,889
Subprime	663	734
Other	227	176

Total outstanding claims by product type	$11,580	$10,687

(1)       Amounts for June 30, 2011 and December 31, 2010 include $1.7 billion in demands contained in correspondence from private-label securitizations investors in the Covered Trusts that do not have the right to demand repurchase of loans directly or the right to access loan files. For additional information, see Settlement with Bank of New York Mellon, as Trustee on page 174.

(2)      Excludes MI rescission notices. While the legitimate rescission of mortgage insurance constitutes a valid basis for repurchase under the GSE agreements and certain other limited private-label securitization agreements, and a MI rescission notice may result in a repurchase request, the Corporation believes MI rescission notices in and of themselves are not repurchase requests.

Rule 83 confidential treatment request made by Bank of America Corporation

The number of repurchase claims as a percentage of the number of loans purchased arising from loans sourced from brokers or purchased from third-party sellers is relatively consistent with the number of repurchase claims as a percentage of the number of loans originated by the Corporation or its subsidiaries or legacy companies.

In addition to repurchase claims, the Corporation receives notices from mortgage insurance companies of claim denial or coverage rescission (collectively MI rescission notices) and the amount of such notices has been increasing. When there is disagreement with the mortgage insurer as to the resolution of a MI rescission notice, meaningful dialogue and negotiation is generally necessary between the parties to reach conclusion on an individual notice. The engagement of the mortgage insurance companies varies and on-going litigation involving some of the mortgage insurance companies limits the ability of the Corporation to engage in constructive dialogue leading to resolution.

[***Redacted***]

See our response to comment 9(c) below for discussion of our disclosures related to legitimate mortgage insurance rescissions.

b)	Tell us how mortgage insurance rescissions that you believe are not legitimate are handled with respect to GSE claims. For example, your response indicates that legitimate mortgage insurance rescissions constitute a valid basis for repurchase under your GSE contracts, but given that you feel many mortgage insurance rescissions are not valid, please discuss whether there is a time period you have to prove that the mortgage insurance rescission is not legitimate before the GSE can make a repurchase request;

Response:	The following discussion summarizes the Corporation’s handling of MI rescissions that it believes are not legitimate with respect to GSE claims.

When we receive notice from a mortgage insurance company (MI companies) of a claim denial or coverage rescission (collectively, MI rescission notice), we review the notice, including the basis cited for such action, and determine whether to accept or appeal the MI rescission notice. In those instances where we accept the MI rescission notice on a loan for which we have a pending repurchase request from one of the GSEs, we effect the repurchase of such loan in the ordinary course. With respect to those MI rescission notices which are appealed by us, the process (including the timing thereof) that ensues is dependent on a number of factors, including the level of constructive engagement we have with each of the MI companies, the resources they devote to reviewing our appeals and engaging in a negotiating process, and their ability or willingness to reinstate coverage or pay claims given the precarious financial condition of the mortgage insurance industry. The ongoing litigation involving three (of the seven) MI companies further complicates this dynamic due to, among other things, the legal sensitivity of communications and other exchanges involving the litigants. As a result, the time required to resolve the outstanding MI rescission notices with the MI companies varies considerably and, in many cases (particularly those implicated by ongoing litigation), resolution is likely to be measured in years—not months.

Until very recently, the GSEs continually communicated to us that they understood and appreciated this inherently challenging dynamic as well as the fact that other lenders had expressed similar challenges. In fact, since the early to middle part of 2010, both of the GSEs viewed repurchase demands relating to MI rescission notices as a separate category pending the formulation of formal policies to address this issue. On June 30, 2011, Fannie Mae released a new policy, effective October 1, 2011, covering MI rescission notices which provided, among other things, that lenders would have 90 days to resolve repurchase demands based on MI rescission notices by either obtaining

Rule 83 confidential treatment request made by Bank of America Corporation reinstatement of coverage or repurchasing the loan. [***Redacted***] On August 12, 2011, Freddie Mac notified lenders that, effective October 1, 2011, repurchase demands based on MI rescission notices would be subject to each lender’s contractual repurchase requirements which, in the case of the Corporation, imposes a penalty for unresolved repurchase claims aged in excess of 120 days.

We continue to evaluate our options insofar as how we will respond to Fannie Mae’s (and most recently Freddie Mac’s) policy. In the interim, we remain focused on working constructively with the MI companies to resolve as many of the MI rescission notices as the process (and their cooperation) allows.

c)	We note your response to prior comment 35 that you are not able to estimate a range of reasonably possible losses for repurchase requests related to the GSEs due to potential effects from changes in the behavior of counterparties. Please clarify whether the potential changes in behavior relates to repurchase requests related to mortgage insurance rescissions;

Response:	Over the recent past, we have experienced several changes in the GSEs’ behavior and it is difficult to predict how their behavior may change in the future. One area of uncertainty is repurchase requests related to MI rescission notices. This uncertainty has been exacerbated by the Fannie Mae policy regarding MI rescission notices noted above. Other areas include the volume and types of repurchase claims from the GSEs and their increasing unwillingness to negotiate in a manner consistent with historical norms on items that we appeal. On page 56 of our Second Quarter 2011 Form 10-Q, we included the following disclosures regarding changes in the behavior of the GSEs that impacted the results for the quarter (with the references to the GSE behavior underlined):

We have an established history of working with the GSEs on repurchase claims. However, the behavior of the GSEs continues to evolve. Notably in recent periods, we have been experiencing elevated levels of new claims, including claims on default vintages and loans in which borrowers have made a significant number of payments (e.g., at least 25 payments), in each case, in numbers that were not expected based on historical experience. Additionally, the criteria by which the GSEs are ultimately willing to resolve claims have become more rigid over time.

FNMA recently issued an announcement requiring servicers to report, effective October 1, 2011, all mortgage insurance rescissions, cancellations and claim denials with respect to loans sold to FNMA. The announcement also confirmed FNMA’s position that a mortgage insurance company’s issuance of a rescission, cancellation notice or claim denial constitutes a breach of the lender’s representations and warranties and permits FNMA to require the lender to repurchase the mortgage loan or promptly remit a make whole payment covering FNMA’s loss even if the lender is contesting the mortgage insurer’s rescission cancellation or claim denial. Through June 30, 2012, lenders have 90 days to appeal FNMA’s repurchase request and 30 days (or such other time frame specified by FNMA) to appeal after that date. To be successful in its appeal, a lender must provide documentation confirming reinstatement or continuation of coverage according to the FNMA announcement. This announcement could result in more repurchase requests from FNMA than the assumptions in our estimated liability contemplate. We also expect that in many cases (particularly in the context of litigation), we will not be able to resolve rescissions, cancellations or claim denials with the mortgage insurance companies before the expiration of the appeal period allowed by FNMA and, as a result, our representations and warranties liability may increase.

From the “Range of Possible Loss Estimate for GSEs” section of the MD&A, on page 54 of the Second Quarter 2011 Form 10-Q, we included the following discussion related to the changes in GSE behavior (as underlined):

While the Corporation has an established history of working with the GSEs on repurchase claims, its experience with them continues to evolve and impact the Corporation’s estimated repurchase rates and liability. In addition, the recent FNMA announcement regarding mortgage insurance rescissions, cancellations and claim denials could result in increased repurchase requests from FNMA that exceeds the repurchase requests contemplated by the estimated liability.

From the “Government Enterprises Experience” section of Note 9 – Representations and Warranties Obligations and Corporate Guarantees, on page 181 of the Second Quarter 2011 Form 10-Q, we included the following discussion related to the changes in GSE behavior (as underlined):

The Corporation and its subsidiaries have an established history of working with the GSEs on repurchase claims. However, the behavior of the GSEs continues to evolve. Notably in recent periods, the Corporation has been experiencing elevated levels of new claims, including claims on default vintages and loans in which borrowers have made a significant number of payments (e.g., at least 25 payments), in each case, in numbers that were not expected based on historical experience. Additionally, the criteria by which the GSEs are ultimately willing to resolve claims have become more rigid over time. Generally, the Corporation first becomes aware that a GSE is evaluating a particular loan for repurchase when the Corporation receives a request from a GSE to review the underlying loan file (file request). Upon completing its review, the GSE may submit a repurchase claim to the Corporation. As soon as practicable after receiving a repurchase claim from either of the GSEs, the Corporation evaluates the claim and takes appropriate action. Claim disputes are generally handled through loan-level negotiations with the GSEs and the Corporation seeks to resolve the repurchase claim within 90 to 120 days of the receipt of the claim although tolerances exist for claims that remain open beyond this timeframe. Experience with the GSEs continues to evolve and any disputes are generally related to areas including reasonableness of stated income, occupancy, undisclosed liabilities and the validity of mortgage insurance claim rescissions or denials in the vintages with the highest default rates. During the three and six months ended June 30, 2011, outstanding GSE claims increased substantially, primarily attributable to an increase in new claims submitted on both legacy Countrywide originations not covered by the GSE Agreements and legacy Bank of America originations, combined with an increase in the volume of claims appealed by the Corporation and awaiting review and response from one of the GSEs.

Business Segment Operations

Segment Description and Basis of Presentation, page 24

10.	We note your presentation of return on average economic capital for each business segment. Please tell us how you concluded that these measures were not non-GAAP measures as defined in Item 10(e) of Regulation S-K.

Response:	In the future, we will present return on average economic capital as a non-GAAP financial measure in accordance with the requirements of Regulation G and Item 10(e) of Regulation S-K, as applicable.

Rule 83 confidential treatment request made by Bank of America Corporation

Table 51 – Selected European Countries, page 97

11.	We note your disclosure regarding your exposures with selected European countries, including Greece, Ireland, Italy, Portugal and Spain. Please respond to the following and expand your disclosures in future filings to address the following.

a)	Please confirm that your loans, other financing, securities and other investments columns are not net of any hedging instruments you may be using to help mitigate your exposure. Please also confirm that you have not offset the derivative assets amount by any derivative liabilities that meet the criteria for offsetting.

Response:	As disclosed in our “Non-U.S. Portfolio” discussion on page 106 in the Second Quarter 2011 Form 10-Q, loans, derivatives and other financing exposures are not reduced by hedges, whereas securities and other investments are reduced by correlated hedges to the extent that there is an equal or greater amount of exposure on a single name basis. Additionally, as noted in this disclosure and footnote 2 to Table 58, derivative assets as presented are not offset by corresponding derivative liabilities but are offset only by cash collateral applied of $3.1 billion at June 30, 2011.

b)	Please clarify all of the types of borrowers included within the “non-sovereign” category. For example, please compare the differences between amounts included as part of “local country exposure net of local liabilities” with those things classified as part of “non-sovereign”.

Response:	As disclosed in our “Non-U.S. Portfolio” discussion on page 106 in the Second Quarter 2011 Form 10-Q, our non-sovereign exposures are comprised of exposure to corporations and financial institutions, or those entities that are nongovernmental or are not owned or controlled by the government. The Table 58 presentation is consistent with Federal Financial Institutions Examination Council reporting requirements, as described in footnotes 4 and 5 to the Table, which we believe is the appropriate level of disclosure.

c)	We note that footnote six to your table indicates that the credit default protection column represents the net notional credit default protection purchased to hedge counterparty risk. Please tell us the gross amount of credit protection purchased and sold by country.

Response:	Our credit default protection purchased as presented in Table 58 in our Second Quarter 2011 Form 10-Q, is net of sold positions. [***Redacted***]

Note 9 – Representations and Warranties Obligations and Corporate Guarantees, page 164

12.	We note your response to comment 33 of our letter dated June 6, 2011. Your response indicates that, as previously disclosed, you halted foreclosures in October 2010 and that you had not resumed foreclosures on FHA-insured loans as of the date of the March 31, 2011 Form 10-Q filing. You also state in your response that you halted all claim submissions to HUD on FHA loans. Please respond to the following;

a)	Tell us whether you have resumed foreclosures on FHA-insured loans, and if not, please tell us whether you have plans to resume in the near future;

Response:	As discussed in “Other Mortgage-related Matters” on page 60 of the Second Quarter 2011 Form 10-Q, we have resumed the foreclosure process for FHA loans where we have documented our compliance with all HUD default servicing requirements. However, at this time, we have not yet resumed taking FHA loans to foreclosure sale. We believe it is likely that we will resume taking FHA loans to foreclosure sale in September 2011.

b)	Please tell us whether you have found significant deficiencies in your FHA-insured loan foreclosure process, and if so, discuss the potential for material effects to your financial statements;

Rule 83 confidential treatment request made by Bank of America Corporation

Response:	[***Redacted***]

c)	Tell us whether you have resumed submission to HUD on FHA loans, and if not, whether you have an estimate of when you will be able to do so;

Response:	We have not resumed the filing of conveyance claims on FHA loans (e.g., HUD Part A and Part B). We anticipate that we may resume the filing of conveyance claims on certain populations of these loans no earlier than late September or early October 2011.

d)	Tell us whether you have identified significant deficiencies in your process for submitting and receiving reimbursements under the FHA-insurance program with HUD.

Response:	[***Redacted***]

Form 8-K filed July 19, 2011

Exhibit 99.3 Supplemental Package

Nonperforming Loans, Leases and Foreclosed Properties, page 39

13.	We note your disclosure in footnote two that the balance excludes consumer loans secured by real estate where repayments are insured by the FHA. We also note your disclosure in footnote four where you quantify the loan balances for each period that are excluded from the total nonperforming loan balances, but you have not separately quantified the amounts related to the FHA insured loans. Please revise future filings to separately quantify each category of amounts excluded from the nonperforming loans line item

Response:	In future filings, beginning with our Third Quarter 2011 Supplemental Package included as part of our earnings release presentation to be filed on Form 8-K, we will quantify, for each period presented, the amounts related to each category of consumer loans that are excluded from the nonperforming loans line item in footnotes 2 and 4. We will also disclose these amounts, where applicable, in our Third Quarter 2011 Form 10-Q.

14.	We note your discussion of your home equity portfolio characteristics on the last slide contained in the exhibit. Please respond to the following:

a)	Your disclosure indicates that of your second-lien loans in your non-PCI portfolio, 43% or $40.4 billion have combined loan-to-values (CLTV) greater than 100% but that doesn’t necessarily mean 100% severity in the event of default. Please tell us the loss severity typically experienced on your second-lien loans.

Response:	For home equity loans we assess for charge-off (typically at 180 days past due), the weighted-average severity is approximately 80 percent. A significant portion of home equity loans are deemed not cost effective to pursue foreclosure and therefore the loan is fully charged off.

b)	We note your disclosure that for 94% of the second-lien loans with CLTVs greater than 100%, the customer is current. Given that a potential risk is that the first-lien is in default or delinquent but the borrower is still making payments on the second-lien to keep the source of financing available to them during the current period, please also disclose the percentage of the first-lien loans that are current for the loans where you hold the second-lien and the CLTV is greater than 100%.

Response:	In future earnings release presentations beginning with our Third Quarter 2011 earnings release presentation to be filed on Form 8-K and in our Third Quarter 2011 Form 10-Q, we will provide additional disclosure such as that provided below.

Additionally, 94 percent of second-lien loans with CLTVs greater than 100 percent are current on their second-lien loan and based on available credit bureau data we estimate that 87 percent of second-lien loans with CLTVs greater than 100 percent are current on both their second-lien and underlying first-lien loan.

We believe the foregoing is responsive to the comments and questions raised by the Staff. Further, we have reviewed the responses with our independent registered public accounting firm, PricewaterhouseCoopers LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of the Corporation. The Corporation acknowledges to the Securities and Exchange Commission (SEC) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please call Randy Shearer, Financial Reporting and Policy Executive, at (980) 388-8433 or me at (980) 387-4997.

Sincerely,

/s/ John M. James
John M. James

Corporate Controller

cc:	Bruce R. Thompson, Chief Financial Officer

Neil A. Cotty, Chief Accounting Officer

Gary G. Lynch, Global Chief Legal Compliance & Regulatory Relations Executive

Edward P. O’Keefe, General Counsel

Thomas Pirolo, Partner, PricewaterhouseCoopers LLP